Stolt-Nielsen Limited                                          [Graphic Omitted]

A subsidiary of          Aldwych House          Tel:  +44 207 611 8960
Stolt-Nielsen S.A.       71-91 Aldwych          Fax:  +44 207 611 8965
                         London WC2B 4HN        www.stolt-nielsen.com
                         United Kingdom

NEWS RELEASE
                                             Contact:  Richard M. Lemanski
                                                       U.S. 1 203 625 3604
                                                       rlemanski@stolt.com

                                                       Valerie Lyon
                                                       UK 44 20 7611 8904
                                                       vlyon@stolt.com


           Nutreco Holding N.V. and Stolt-Nielsen S.A. Take Next Step in Merger of Global Fish Farming Operations

        Completion of Due Diligence and Signing of Contribution Agreement
               Provides for Transfer of Operations to New Company

London, England - December 6, 2004 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) and the Dutch company Nutreco Holding N.V. announced today the completion of due diligence and the signing of a Contribution Agreement in connection with previously announced plans to merge the fish-farming operations of the two companies. The Contribution Agreement provides for the transfer of the relevant operations of Stolt Sea Farm and Nutreco Aquaculture into Marine Harvest, the joint venture unveiled by the two companies in September of this year.

As previously announced, Marine Harvest will be the world's largest aquaculture company following the merger, with Nutreco holding a 75% stake and Stolt-Nielsen 25%. The transaction is subject among other things to the approval of Nutreco shareholders at a extra-ordinary general meeting of Nutreco shareholders scheduled for December 21, 2004, applicable regulatory and competition authorities, and certain lenders of both companies as well as advice from works councils. The transaction is expected to be completed in the first half of 2005. SNSA expects to equity account for the joint venture and, at closing, fair value its contribution to the joint venture.

Following the merger Marine Harvest will be well capitalized and have a strong balance sheet with initial funding consisting of equity and shareholder loans. It is the intention that, in the near future, Marine Harvest will be financed independently of its shareholders. After finalizing the integration process, Marine Harvest intends to pursue an Initial Public Offering (IPO) at the appropriate time.

The new Marine Harvest will incorporate annual sales of approximately EUR 850 million in salmon, salmon trout and other farmed fish and will possess a high quality product portfolio including species such as cod, halibut, sturgeon, tilapia, barramundi and yellowtail. Marine Harvest is expected to achieve synergies that will result is estimated annual savings of EUR 25 million by 2007 and generate normalized income from operation margins of 10% after full
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implementation of the integration and restructuring plan. Integration and restructuring costs are estimated at EUR 10 to 15 million.

Stolt Sea Farm currently employs 2,500 people and has farming operations in Norway, Scotland, Spain, Chile, Canada and Australia. Stolt-Nielsen S.A. will retain its turbot and bluefin tuna operations. Nutreco's current Marine Harvest organization with its headquarters in Amersfoort, the Netherlands, employs about 4,200 people worldwide and has production operations in Norway, Chile, Scotland, Ireland, Canada, Japan and Australia.

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (NasdaqNM:SNSA; Oslo Stock Exchange: SNI) is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia. The Company also owns 41.7 percent of Stolt Offshore S.A. (NASDAQNM: SOSA; Oslo Stock Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services.
(www.stolt-nielsen.com)

Stolt-Nielsen S.A. Forward-looking Statements
Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the ability of SNSA and Nutreco to complete the Marine Harvest/Stolt Sea Farm transaction; the terms, conditions and amount of our indebtedness; Marine Harvest's ability to acheive expected synergies and profitability; our ability to comply with our financing agreements; Stolt Offshore S.A.'s ability to deliver fixed price contracts in accordance with customer expectations and recover costs on significant projects; the success of Stolt Offshore S.A.'s financial and operational restructuring efforts; the general economic conditions and competition in the markets and businesses in which we operate; the outcome of legal proceedings and our status in the U.S. Department of Justice amnesty program; the impact of negative publicity; environmental challenges and natural conditions facing our aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; our relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements, which only speak as of the date of this press release. We do not undertake any obligation to release publicly any revisions of the forward-looking statements to reflect events or circumstances as of the date of this press release or

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to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws and regulations.